To the Board of Directors and Shareholders
EAU Technologies, Inc.
1890 Cobb International Blvd, Ste. A
Kennesaw, Georgia 30152

As independent registered public accountants, we hereby consent to the incorporation by reference of our report dated March 30, 2011 (which includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern), relating to the financial statements of EAU Technologies, Inc. for the years ended December 31, 2010 and 2009, and to all references to our Firm, included in or made part of this Form 10-K, into the Company's previously filed Registration Statements on Forms S-8 (File Nos. 333-148222 and 333-148223).

/s/ HJ & Associates, LLC
HJ & Associates, LLC
Salt Lake City, Utah
March 30, 2011